

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

> **Re: Medirom Healthcare Technologies Inc.**
> **Draft Registration Statement on Form F-1**
> **Exhibit Nos. 10.1 and 10.2**
> **Submitted on September 11, 2020**
> **CIK 0001819704**

Dear Mr. Eguchi:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance